AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

March 3, 2020

VIA EDGAR

Robert Shapiro

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2019
Filed November 13, 2019
Form 10-Q for Fiscal Quarter Ended December 31, 2019
Filed February 5, 2020
File No. 0-52423

Dear Mr. Shapiro:

This letter is in response to the comment letter, dated February 18, 2020, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2019

Notes to Consolidated Financial Statements

Note 4. Revenue Recognition, page 83

1.              You disclose on page 40 within critical accounting estimates that costs attributable to claims are treated as costs of contract performance as incurred.  However, it does not appear this is disclosed within your revenue recognition accounting policy in the notes to the financial statements. Please revise as appropriate

AECOM’s Response to Question 1

The Company confirms that its revenue recognition accounting policy included within Note 4 of its periodic report financial statements will be revised in future filings to include the following:

“Costs attributable to claims are treated as costs of contract performance as incurred.”

2.              Please disclose the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, pursuant to ASC 606-10-50-8(b).

AECOM’s Response to Question 2

The Company respectfully confirms that in future periodic reports it will include disclosure within Note 4 of its financial statements of revenue recognized that was included in the contract liability balance at the beginning of the reporting period in a similar manner to the following:

“Revenue recognized for the year ended September 30, 2019 that was included in the contract liability balance as of October 1, 2018 was $716.1 million.”

Form 10-Q for the Fiscal Quarter Ending December 31, 2019

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 24

3.              Please tell us the amount of revenue recognized for each of 2017 and 2019 and the first quarter of fiscal 2020 for claims associated with each of the Department of Energy Deactivation, Demolition, and Removal Project and the Refinery Turnaround Project.  Tell us how your revenue recognition treatment for these claims complies with the applicable guidance in ASC 605-35-25-31 and 606-10-32-5 through 9 and 32-11 and 12.  In particular, tell us how you concluded it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur for revenue recognized subject to ASC 606, give the disputed nature of each claim.

AECOM’s Response to Question 3

The Company recorded revenues with respect to the Department of Energy Deactivation, Demolition, and Removal Project (the “DOE Project”) and the Refinery Turnaround Project (the “Turnaround Project”) as follows:

In millions	2017	2018	2019
DOE Project	$32.5	$36.8	$10.0
Turnaround Project	N/A	N/A	$94.4

Both projects were completed in fiscal 2019 and no revenue was recognized in the first quarter of fiscal 2020.  For fiscal 2017 and 2018, the Company applied the guidance in ASC 605-35 to determine the amount of claims revenue to recognize in connection with the DOE Project. Specifically, the Company carefully considered the revenue recognition guidance in ASC 605-35-25-31 to determine whether (i) it is probable the claim would result in additional contract revenue, and (ii) the amount could be reliably estimated. The Company believes it met each of the conditions in ASC 605-35-25-31 as follows:

•                  The contract provided evidence of a legal basis for the claim. The Company obtained letters from counsel supporting its basis for the claims;

•                  The additional costs were caused by circumstances that were unforeseen at the contract date and were not the result of issues with the Company’s performance. The Company incurred additional staffing and other costs at the client’s direction of scope changes, delays caused by the client and unforeseen events that required contractual change orders;

•                  Costs associated with the claim were identifiable or otherwise determinable and were reasonable in view of the work performed.  In both cases, the Company retained an external cost consultant to identify, aggregate and review the Company’s assessment of costs specifically attributable to client-caused delays; and

•                  The evidence supporting the claim was objective and verifiable.  The Company collected objective and verifiable evidence with the assistance of its third-party cost consultants.

The internal and external evidence available, as noted above, provided support that the claim amounts recorded are probable and reliably estimated.  In accordance with ASC 605-35, the amount of revenue recognized was not greater than the Company’s actual cost incurred.

Upon the adoption of ASC 606 in fiscal 2019, the Company considered the guidance of ASC 606-10-25-11 to determine whether the claims represented enforceable rights based on the terms of the contracts and the Company’s legal right to payment for costs incurred.  The Company believes enforceable rights existed for both projects, and the Company accounted for the claims in accordance with ASC 606-10-25-12 and 25-13.  Specifically, the Company concluded the remaining goods and services were not distinct from the goods and services already provided and, therefore, represented part of a single performance obligation that was partially satisfied at the modification date.  Consequently, the Company accounted for the modification by updating the transaction price and measure of progress towards complete satisfaction of the performance obligation.

The Company applied the guidance in ASC 606-10-32-5 through 32-9 to estimate variable consideration for the claims from both projects using the expected value method because it believes that method best represents the amount it expects to be entitled for each project.  The Company applied the guidance in ASC 606-10-32-11 and 32-12 on constraining estimates of variable consideration and recognized claims revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the claims is subsequently resolved.  The Company evaluated the factors in ASC 606-10-32-12 that could increase the likelihood or magnitude of a reversal as follows:

•                  The Company considered whether the amount of consideration was highly susceptible to factors outside the Company’s influence.  The Company acknowledges that the amounts that will ultimately be received related to the claims is susceptible to factors outside of its control (for example, the claims could be referred to an appeals court or mediation).  However, for both projects, the Company, with the assistance of its third-party cost advisors and counsel, gathered and reviewed evidence of costs incurred in satisfaction of the performance obligations.  With respect to the DOE Project, those additional costs were due to client attributable delays, additional disposal costs, differing site condition, and increased staffing costs that would have been avoided if the client had not breached its express duty to facilitate contract performance.

With respect to the Turnaround Project, those additional costs were due to costs incurred for more than 3,500 design changes at the direction of the client that were outside the scope of the original contract. This provided the evidence for the Company to record a mechanical lien against the property, as further discussed below. As noted above, with assistance from the third-party cost advisors and counsel, the Company not only identified events that lead to the increase in costs but ensured that the underlying evidence supported the Company’s basis for recording additional consideration. Further, for costs incurred related to events driven by each respective client, if the Company was not able to satisfy the supporting documentation requirements, then additional consideration was not recorded.

•                  The Company considered the uncertainty about the amount of consideration that is not expected to be resolved for a long period of time.  As discussed above, both projects were completed in fiscal 2019.  While the DOE Project has been ongoing since 2007, the Turnaround Project was completed over the course of four months. With the completion of both projects, the Company believes it is closer to achieving a resolution of the claims as the total costs incurred are known.  This improves the Company’s negotiating position with the client and allows for additional legal options to pursue resolution. The resolution of the claims involves complex legal issues, which is consistent with the Company’s experience on similar contracts.

•                  The Company also considered its experience with similar types of contracts.  The Company has extensive experience in recovering costs in similar contracts. For example, in the past fiscal year, the Company’s claim with Dynegy, Inc. and SR-91, disclosed in prior filings, were ultimately resolved in the Company’s favor without a significant reversal of cumulative revenue recognized.

•                  The Company considered any past practice of either offering a broad range of price concessions or changing payment terms and conditions of similar contracts in similar circumstances.  The Company does not have a past practice of providing price concessions or changes in payment terms. Further, the Company views these claims as modifications — that is, enforceable changes to the rights and obligations in the related contracts.

•                  The Company considered whether the contracts have a large number and broad range of possible consideration amounts.  Consistent with the guidance outlined in paragraph 215 of the Basis of Conclusion for ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), the Company applied the constraint when estimating the expected value of variable consideration in a single-step process.  Specifically, the Company considered the constraint when estimating the probability weighted average recovery for all amounts to which it has enforceable rights.  The Company’s estimated revenue for the claims incorporates its expectations of the amounts that are ultimately recoverable at a level at which it is probable that the cumulative amount of revenue recognized would not results in a significant revenue reversal.

With respect to the DOE Project, as disclosed in Note 15 of the financial statements for the fiscal first quarter ending December 31, 2019, the Company has filed a variety of claims that could entitle it to a recovery up to $329.4 million. The amount of revenue recorded related to this claim is significantly less based on the Company’s application of the guidance in ASC 606-10-32-11 and 32-12.

With respect to the Turnaround Project, on April 25, 2019, the Company filed and perfected a $132 million construction lien in Montana against the refinery owner for unpaid labor and materials costs.  The amount of revenue recorded related to this claim is significantly less based on the Company’s application of the guidance in ASC 606-10-32-11 and 32-12.

Based on the above analysis, the Company believes the cumulative amounts recognized through 2019 are enforceable and have been appropriately estimated and constrained in accordance with ASC 606.

4.              It appears all of the contract assets associated with each of the Department of Energy Deactivation, Demolition, and Removal Project and Refinery Turnaround Project are associated with the Management Services business that was sold on January 31, 2020. Please confirm to us if this is true.  If not true, please explain.

AECOM’s Response to Question 4

Both the DOE Project and the Turnaround Project were contracted through the Company’s wholly owned subsidiary AECOM Energy & Construction, Inc, an Ohio corporation (“AECI”).  On January 31, 2020, the Company announced the completion of the sale of its Management Services business to Amentum Government Services Holdings LLC, an affiliate of American Securities LLC and Lindsay Goldberg LLC (“Purchaser”), including the sale of AECI and the DOE Project.  Pursuant to Section 2.10 of the purchase and sales agreement filed as Exhibit 2.1 to the Company’s Form 8-K on October 17, 2019, the parties agreed that all future DOE Project claim recoveries and costs associated with the contract will be split 10% to the Purchaser and 90% to the Company with the Company retaining control of all future strategic legal decisions.  The Turnaround Project was not a federal government project related to the Management Service business and was excluded from the sale and classified within discontinued operations on the Company’s statement of operations as of our first quarter of fiscal year 2020 since it relates to the Company’s domestic oil and gas business.  The Company intends to revise its future periodic disclosure as underlined below:

“Department of Energy Deactivation, Demolition, and Removal Project

AECOM Energy and Construction Inc, an Ohio company, a former affiliate of the Company (“Former Affiliate”) executed a cost-reimbursable task order with the Department of Energy (DOE) in 2007 to provide deactivation, demolition and removal services at a New York State project site that, during 2010, experienced contamination and performance issues and remains uncompleted. In February 2011, the Company’s Former Affiliate and the DOE executed a Task Order Modification that changed some cost-reimbursable contract provisions to at-risk. The Task Order Modification, including subsequent amendments, required the DOE to pay all project costs up to $106 million, required the Company’s Former Affiliate and the DOE to equally share in all project costs incurred from $106 million to $146 million, and required the Company’s Former Affiliate to pay all project costs exceeding $146 million.

Due to unanticipated requirements and permitting delays by federal and state agencies, as well as delays and related ground stabilization activities caused by Hurricane Irene in 2011, the Company’s Former Affiliate was required to perform work outside the scope of the Task Order Modification. In December 2014, the Company’s Former Affiliate submitted an initial set of claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, including additional fees on changed work scope (the “2014 Claims”). On December 6, 2019, the Company’s Former Affiliate submitted a second set of claims against the DOE seeking recovery of an additional $60.4 million, including additional project costs and delays outside the scope of the contract as a result of differing site and ground conditions (the “2019 Claims”). The Company’s Former Affiliate also submitted three alternative breach of contract claims to the 2014 and 2019 Claims that may entitle the Company’s Former Affiliate to recovery of $148.5 million to $329.4 million. On December 30, 2019, the DOE denied the Company’s Former Affiliate’s 2014 Claims.

Due to significant delays and uncertainties about responsibilities for the scope of remaining work, final project completion costs and other associated costs have exceeded $150 million over the contracted and claimed amounts. Deconstruction, decommissioning and site restoration activities are complete.

On January 31, 2020, the Company completed the sale of its Management Service business to an affiliate of American Securities LLC and Lindsey Goldberg LLC (“MS Purchaser”) including the Former Affiliate who worked on the DOE project.  The Company and the MS Purchaser agreed that all future DOE project claim recoveries and costs will be split 10% to the MS Purchaser and 90% to the Company with the Company retaining control of all future strategic legal decisions.

The Company intends to vigorously pursue all claimed amounts but can provide no certainty that the Company will recover 2014 and 2019 Claims submitted against the DOE, or any additional incurred claims or costs, which could have a material adverse effect on the Company’s results of operations.

Refinery Turnaround Project

A Former Affiliate of the Company entered into an agreement to perform turnaround maintenance services during a planned shutdown at a refinery in Montana in December 2017. The turnaround project was completed in February 2019. Due to circumstances outside of the Company’s Former Affiliate’s control, including client directed changes and delays and the refinery’s condition, The Company’s Former Affiliate performed additional work outside of the original contract over $90 million and is entitled to payment from the refinery owner of approximately $144 million. In March 2019, the refinery owner sent a letter to the Company’s Former Affiliate alleging it incurred approximately $79 million in damages due to the Company’s Former Affiliate’s project performance. In April 2019, the Company’s Former Affiliate filed and perfected a $132 million construction lien against the refinery owner for unpaid labor and materials costs. In August 2019, following a subcontractor complaint filed in the Thirteen Judicial District Court of Montana asserting claims against the refinery owner and the Company’s Former Affiliate, the refinery owner crossclaimed against the Company’s Former Affiliate and the subcontractor. In October 2019, following the subcontractor’s dismissal of its claims, the Company’s Former Affiliate removed the matter to federal court and cross claimed against the refinery owner. In December 2019, the refinery owner claimed $93.0 million in damages and offsets against the Company’s Former Affiliate.

On January 31, 2020, the Company completed the sale of its Management Service business to the MS Purchaser including the Former Affiliate, however, the Company retained the refinery turnaround project claim that was classified within discontinued operations.

The Company intends to vigorously prosecute and defend this matter; however, the Company cannot provide assurance that the Company will be successful in these efforts. The resolution of this matter and any potential range of loss cannot be reasonably determined or estimated at this time, primarily because the matter raises complex legal issues that Company is continuing to assess.”

5.              After the sale of the Management Services business, please tell us what, if any, asset amounts will continue to be reported in your balance sheet associated with the Department of Energy Deactivation, Demolition, and Removal Project and the Refinery Turnaround Project and what they represent.  Also, tell us if after the sale you have any obligation with respect to claims for either matter and the nature of the obligation.

AECOM’s Response to Question 5

The Company has a current asset held for sale in discontinued operations equal to the amount of $94.4 million related to the Turnaround Project.  The Company also expects to record an asset associated with the contingent consideration it expects to receive associated with the DOE Project in connection with the sale of Management Services in its second quarter of fiscal year 2020.  Although the accounting for the

Management Services sale has not been finalized, the Company expects the asset to be approximately $135 million.

Closing

Please contact the undersigned at (213) 593-7758 with any Questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd
W. Troy Rudd
Executive Vice President and Chief Financial Officer

cc:	Michael S. Burke, Chief Executive Officer, AECOM
David Y. Gan, General Counsel, AECOM